Exhibit 99.1

5151 Terminal Road • Halifax, Nova Scotia • Canada • B3J 1A1 PO Box 910 • Halifax, Nova Scotia • Canada • B3J 2W5

Amended – April 17, 2020

To:

Nova Scotia Securities Commission Securities NL—Department of Government Services Prince Edward Island Securities Office New Brunswick Securities Commission Autorité des marchés financiers	Ontario Securities Commission Manitoba Securities Commission Saskatchewan Financial Services Commission Alberta Securities Commission British Columbia Securities Commission

Dear Sir/Madam:

Re:	Emera Incorporated – Shareholders’ Meeting Date and Record Date
Notice of Meeting and Record Date

Please note the following information with respect to the upcoming annual meeting of shareholders of Emera Incorporated.

1.	Name of Reporting Issuer:	Emera Incorporated
2.	Meeting Date:	~~Thursday, May 14, 2020~~ Friday, June 5, 2020
3.	Record Date for Notice:	~~Thursday, March 19, 2020~~ Friday, April 24, 2020
4.	Record Date for Voting:	~~Thursday, March 19, 2020~~ Friday, April 24, 2020
5.	Beneficial Ownership Determination Date:	~~Thursday, March 19, 2020~~ Friday, April 24, 2020
6.	Meeting Type:	Annual
7.	Security Class/Series to Receive Notice:	common shares
8.	Security Class/Series to Vote:	common shares
9.	CUSIP Number:	290876 10 1
10.	Meeting Location:	~~Toronto, Ontario, Canada~~ Halifax, Nova Scotia, Canada
11.	Notice and Access for Beneficial Holders:	Yes
12.	Notice and Access for Registered Holders:	Yes
13.	Issuer Paying for Delivery of Proxy Related Materials to OBOs:	Yes
14.	Issuer Sending Proxy Related Materials Directly to NOBOs:	Yes

Sincerely,

“Stephen Aftanas”

Stephen Aftanas

Corporate Secretary